

Tony Weston

Qualifications

05/2010
Culinary Art Degree:
Associate Degree in Applied Science
Northwestern Michigan College
Traverse City, MI
GPA: 3.2

01/2007
High School Diploma:
Marquette Senior High School

Objective

To move the culinary industry forward. Advancing cooking techniques, methods, applications and formulas. Along with expanding and improving my culinary knowledge while exploring the hospitality industry and getting closer to the natural world.

Work History

Field.Store.House – Chief Culinary Officer
French River, MN
June 2025-present

- Oversee all culinary development including cuisine repertoire, staff training, and execution of dinners and event
- Manage all agricultural development as the foundation of the culinary program

Shoreview Natives – Installation Manager
Two Harbors, MN
June 2024-present

- Manage all private account perennial garden installations
- Support greenhouse staff in propagation and plant inventory management

Dunton Hot Springs – Chef Tournant
Dolores, Colorado
May 2019 – Jan 2022

- Trained Sous Chefs in kitchen management
- Supported incoming Executive Chef in kitchen transition and training
- Supported training of Line Cooks and Sous Chefs in cooking technique
- Technical support for butchering, saucier, and seasonal menu development

Call - Denver, Colorado - Sous Chef/Manager
Denver, Colorado
Nov 2017 – Nov 2018

- Opened new cafe
- Set up kitchen/ menu planning
- Staff planning/ execution

Dunton Hot Springs - Sous Chef/Prep Cook
March 2016 - August 2018

- Ran daily kitchen Operation
- Wedding and Event organization

- Daily ordering, staff origination/ execution
- Supported new head chef placement

123 Bolinas- Fairfax CA - Head Chef/Manager
Bolinas-Fairfax, CA
March 2015 - March 2016

- Ran kitchen/dining room
- Prepared/ printed menus daily
- Hired/fired/recruited/trained
- Controlled all costs

Statebird provisions - Saucier/ Butcher
San Francisco, CA
Jan 2014 – Feb 2015

- Company Overview: 1 Michelin star restaurant
- A.M./ P.M
- Sauce work
- Braises/confits/roasts
- Cures/ferments/pickles
- Butchery of fish/whole animals
- 1 Michelin star restaurant

Sons and Daughters - Chef De Cusine
San Francisco, CA
Jan 2012 – Dec 2013

- Company Overview: 1 Michelin star restaurant
- Controlled staff/menu
- Lead pre service line up
- "Made the ship sail"
- 1 Michelin star restaurant

Aziza - Sous Chef
San Francisco, CA
March 2011 – Dec 2011

- Company Overview: 1 Michelin star restaurant
- Controlled prep of station
- Managed stations
- 1 Michelin star restaurant

Sons and Daughters - Sous Chef
San Francisco, CA
Nov 2010 – Feb 2011

- Company Overview: 1 Michelin star restaurant
- Cold stations
- Hot stations
- Plated and prepped food
- Managed cook/hired/fired
- 1 Michelin star restaurant

Chandlers A Restaurant - Sous Chef
Petoskey, MI
May 2009 – May 2010

- Roaster Station
- Sauces
- Monitored kitchen staff
- Took care of daily tasks

Cava - Sous Chef
Bay Harbor, MI
May 2009 – Sept 2009

- Company Overview: (summer restaurant)
- Sauté Cook and Grill Cook
- Sushi Station
- Garde Manger
- Help organize kitchen daily
- Planned and presented wedding parties
- Created menu additions daily
- (summer restaurant)

Ciao-Bella - Cook
Traverse City, MI
June 2008 – July 2009

- Sauté Cook and Garde Manger
- Made specials for dinner service
- Monitored par stocks and regulated walk-In/ put away orders

Cleaned-up kitchen and dining rooms

Hanna Bistro - Cook
Traverse City, MI
May 2007 – June 2008

- Sauté Cook and Garde Manger
- Managed and controlled other kitchen staff
- Organized walk-in/ cleaned and put away orders
- Helped with specials and additions

Huron Mountain Club - Cook
Big Bay, MI
June 2006 – August 2006

- Company Overview: (Seasonal Work)
- Prepared breakfast, employee meals and dinner service
- Created specials, additions for service & employee meal: Daily
- Monitored par stocks and regulated walk-In
- (Seasonal Work)
-

Training

Tips Training